JCDecaux


05007268


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82-34631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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Communication Extérieure

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Neuilly-sur-Seine, 6th April 2005

File 82-~~5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated 4th April 2005 in relation to JCDecaux entering FTSE4Good, the index of socially responsible companies.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

PROCESSED
APR 2 5 2005
THOMSON FINANCIAL

Enc.

JCDecaux

JCDecaux enters FTSE4Good, the index of socially responsible companies

Out of Home Media

Paris, 4th April 2005 - JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and number two worldwide, announced today, following the appraisal carried out by the British research organization EIRIS (Ethical Investment Research), that it ranks among the 61 companies worldwide (including 6 French firms) to be admitted into the FTSE4Good index on March 21, 2005.

FTSE4Good is a stock market index comprised of 800 companies worldwide (of which only 30 are French) that have met clearly defined criteria of social responsibility covering:

- Environmental sustainability
- Management of relationships with stakeholders (shareholders, customers, suppliers)
- Development of positive relationships with shareholders and the pursuit of social policies both within the company (employment, working conditions, etc.) and outside the firm (support of human rights, respect for local communities, corporate sponsorship, etc.)

The FTSE4Good criteria have evolved since the index was launched in July 2001. The environmental criteria have been tightened significantly - 23 companies will be removed from the index next week because they no longer meet these criteria.

Jean-Charles Decaux, Chairman of the Executive Board and Co-CEO, said : *"Since the Group was founded, the sustainable development has been a key element of our strategy. After JCDecaux's entry in 2003 to the ASPI Eurozone® Index ("Advanced Sustainable Performance Indices" - an index composed of 120 quoted companies from the euro zone having the best performances according to the criteria of sustainable development), this was a first step in the recognition of our policy. We are happy to integrate the FTSE4Good Index today and see JCDecaux's commitment as a socially responsible company being rewarded."*


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JCDecaux SA
United Kingdom: 991 Great West Road, Brentford Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

About FTSE4Good Index Series

FTSE4Good is an innovative series of real-time indices designed to reflect the performance of socially responsible equities. The series, created and managed by global index provider FTSE Group, covers five markets: UK, Europe, Japan, US and Global. A committee of independent practitioners in socially responsible investment, (SRI) and corporate social responsibility (CSR) review the indices to ensure that they are an accurate reflection of current CSR best practice.

Key Figures of the Group

- *2004 revenue : €1631.4 M*
- *Listed on Eurolist by Euronext Paris; part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (304 000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and over 150 transport contracts in metros, buses, trains and tramways (157 000Transport faces)*
- *N°1 in Europe for billboards (197 000 faces)*
- *658 000 advertising faces in 45 countries*
- *Present in 3 500 cities with over 10 000 inhabitants*
- *6 900 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr


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APR 0 8 2005
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